Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 4, 2021

Linked in

AlAssaf Wand • Following • •• CEO and Co-Founder at Hippo 10m ($) This is just the beginning of the journey to build a lasting new insurance franchise hippo Hippo to Go Public in Merger with Reinvent Technology Partners Z; Company is Transforming the Home Insurance Industry businesswire.com• 13 mir read O - Like Comment Share Send

Reid Hoffman in Following ••• Entreprereur. Product and Bus nets Strateg st. Investor. Podcaster. 4m Excited to share the news that Reinvent Technology Partners Z is merging with Hippo Insurance, a company that is reimagining home insurance. At Reinvent, we look for partners who are transforming the world with strong technologies, and Hippo fits squarely into our venture capital at scale’approach. We are delighted with the progress Hippo has made in disrupting the home insurance industry thus far and look forward to further amplifying their solutions together. hippo Hippo to Go Public in Merger with Reinvent Technology Partners Z: Company is Transforming the Home Insurance Industry businesswire.com • 13 min read

Hippo Insurance + Follow ••• 13,258fo owers 18m • Edited • ® “Our guiding principle is that the best claim is one that never happens”- Assaf Wand, Hippo CEO and co-founder. ...see more Insurance Startup Hippo to Go Public in S5 Billion SPAC Merger wsj.com• Subscrption may be required Like Comment Share Send

Hippo Insurance + Follow ••• 13.258 foowers 7h * ($) We are happy to announce that Hippo Enterprises inc. and Reinvent Technology Partners (NYSE:RTPZ) are merging to go public. This is a huge milestone for our company, and we are very excited to grow Hippo into the market-leadin ...see more hippo Hippo to Go Public in Merger with Reinvent Technology Partners Z; Company is Transforming the Home Insurance Industry swiy.io • 1 min read 204 • 1 comment

Assaf Wand following ceo and co-fourder at Hippo fwsfI REID HOFFMAN’S NEXT TARGET CAec^ | TAKES H0ME |NSURER vH|PP0., PUBLIC jMl

Assaf Wand Following •’ • jJX CEO and Co-Fojrder at H ppo 8h.® This is what we’ve been cooking for the last couple of months Huge day for Hippo Insurance Insurance Insurance Startup Hippo to Go Public in S5 Billion SPAC Merger wsj.com • Subscription may be reqjired twitter

Hippo ©hippojnsurance Im We’re excited to announce that Hippo Enterprises Inc. will merge with Reinvent Technology Partners ($RTPZ) to go public. We can t wait to further transform the homeowner experience and shift the focus of the home insurance industry back to the end customer - the homeowner.

Reid Hoffman @reidhoffman Exerted to announce that @hippoinsurance, a home insurance digital platform that is transforming the way home owners buy insurance, is going public through a merger with Reinvent Technology Partners Z. Looking forward to helping Hippo scale. bu si nesswi re.com/ news/h o m e/2021...

, mark pincus &©rnarkpinc Today we announced that Reinvent Technology Partners Z will merge with @ hi ppojnsu rance. Hippo has disrupted the home insurance market by putting the digital consumer first. We’re excited to bring their proactive insurance model to the public. businesswire.com/new5/home/2021...

Reid Hoffman Retweeted mark pincus © ©markpinc Today we announced that Reinvent Technology Partners Z will merge with @ hi ppojnsu rance. Hippo has disrupted the home insurance market by putting the digital consumer first. We’re excited to bring their proactive insurance model to the public. bu si nesswire.com/ news/h o m e

Brad Gerstner ©altcap Congrats @reidhoffman and ©markpinc - two world class human beings, operators /investors reducing the friction between public risk capital and important ideas at ©jobyaviation and @hippo_insurance. Competition is good for IPO markets - just choose great SPAC partners like them! Reid Hoffman © ©reidhoffman linkedin.com/pulse/joby-avi... mark pincus ©markpinc Replying to ©altcap ©reidhoffman and 2 others Thanks! The feeling is mutual! 12:42pm • 4 Mar 2021 • Twitter for iPhone 1 Like

t_T Hippo Retweeted Reid Hoffman O ©reidhoffman Excited to announce that ©hippojnsurance, a home insurance digital platform that is transforming the way home owners buy insurance, is going public through a merger with Reinvent Technology Partners Z. Looking forward to helping Hippo scale* bu si ness wi re.com/ news/h o m e/2021... tT Hippo Retweeted mark pincus G ©markpinc Today we announced that Reinvent Technology Partners Z will merge with ©hippojnsurance, Hippo has disrupted the home insurance market by putting the digital consumer first. We’re excited to bring their proactive insurance model to the public. bu si ness wi re.com/ news/h o m e/2021... Q 4 LI 6 O 32 ™

Hippo ©hippoinsurance “Our guiding principle is that the best claim is one that never happens” - Assaf Wand, Hippo CEO and cofounder. Read more about how our merger with Reinvent Technology Partners Z ($RTPZ) will help us elevate the standard of care for homeowners. wsj.com/articles/insur... Insurance Startup Hippo to Go Public in S5 Billion SPAC Merger wsj com 5:27pm -4 Mar 2021 Twitter Web App 1 Reply Reply to @hippo_insurance Hippo @hippo_insurance Read our full press release here: swiy .io/hip portpzda

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.